UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 12b-25
NOTIFICATION OF LATE FILING

(Check One): ☒Form 10-K     ☐Form 20-F     ☐Form 11-K     ☐Form 10-Q     ☐Form N-SAR     ☐Form 10-D    ☐Form N-CSR

For Period Ended:    March 31, 2006

[ ] Transition Report on Form 10-K
[ ] Transition Report on Form 20-F
[ ] Transition Report on Form 11-K
[ ] Transition Report on Form 10-Q
[ ] Transition Report on Form N-SAR

For the Transition Period Ended: ___________________

Read Instruction (on back page) Before Preparing Form. Please Print or Type.
Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

______________________________________________________________________________

PART I -- REGISTRANT INFORMATION
ePlus inc. Full Name of Registrant
Not Applicable Former Name if Applicable
13595 Dulles Technology Drive Address of Principal Executive Office (Street and Number)
Herndon, Virginia 20171 City, State and Zip Code

PART II -- RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

☒
(a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
(b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F,Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and
(c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III -- NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

As a result of its review of certain matters, primarily the presentation of dealer floor plan financing agreements, the Company is unable, without unreasonable effort and expense, to file its Annual Report on Form 10-K for the year ended March 31, 2006 on a timely basis.  The Company requires additional time to prepare its statement of cash flows for the years ended March 31, 2004, 2005 and 2006; therefore, the Company has not completed its financial statements for the year ended March 31, 2006 and its restatement of certain amounts previously reported for the years ended March 31, 2004 and 2005.

In addition, the Audit Committee is reviewing certain stock options that were issued to the Company’s four senior managers. The Chief Executive Officer of the Company, Philip G. Norton, received a letter dated June 20, 2006 from a Company stockholder raising concerns regarding certain stock options that were issued to the Company’s four senior managers: 300,000 to Mr. Norton, and 50,000 each to Bruce M. Bowen, Director and Executive Vice President of the Company, Kleyton L. Parkhurst, Senior Vice President, Assistant Secretary, and Treasurer of the Company, and Steven J. Mencarini, Chief Financial Officer and Senior Vice President of the Company. These stock options were reported in a Form 8-K filed by the Company on February 10, 2005. The Chief Executive Officer forwarded the June 20, 2006 letter to the Chairman of the Company’s Audit Committee. The Audit Committee has commenced a review and assessment of the matters raised in the June 20, 2006 letter and has retained independent legal counsel to assist it in this assessment.

Based on a review of Forms 4 furnished to the Company pursuant to Rule 16a-3 of the Exchange Act, the Company believes that the four senior managers listed above were late in filing Forms 4 in connection with the stock options described herein. Furthermore, the Form 4 filed on March 30, 2005 by Mr. Norton incorrectly indicates that all 300,000 stock options described in his Form 4 have an exercise price of $10.87 per share, when pursuant to his stock option agreement and as disclosed correctly in the Company’s Form 8-K filed by the Company on February 10, 2005, there were 258,200 non-qualified stock options with an exercise price of $10.87 per share and 41,800 issued incentive stock options with an exercise price of $11.96 per share.  These matters of late filings of these Forms 4 were not disclosed in the Proxy Statement filed July 29, 2005.

The Audit Committee’s review is ongoing.

The Company believes that it will file the March 31, 2006 Annual Report on Form 10-K within the extension period.

(Attach Extra Sheets if Needed)

PART IV-- OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification

Steven J. Mencarini (Name)	703 (Area Code)	984-8400 (Telephone Number)

(2) Have all other periodic reports reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceeding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s). ☒Yes ☐No ______________________________________________________________________________

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? ☐Yes ☒No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

ePlus inc.
(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date:  June 30, 2006    By:/s/ Steven J. Mencarini

INSTRUCTION: The form may be signed by an executive officer of the registrant of by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.

ATTENTION
Intentional misstatements or omissions of fact constitute Federal Criminal Violations (See 18 U.S.C. 1001).
General Instructions
1. This form is required by Rule 12b-25 (17 CFR 240.12b-25) of the General Rules and Regulations under the Securities Exchange Act of 1934.
2. One signed original and four conformed copies of this form and amendments thereto must be completed and filed with the Securities and Exchange Commission, Washington, D.C. 20549, in accordance with Rule 0-3 of the General Rules and Regulations under the Act. The information contained in or filed with the form will be made a matter of public record in the Commission files.
3. A manually signed copy of the form and amendments thereto shall be filed with each national securities exchange on which any class of securities of the registrant is registered.
4. Amendments to the notifications must also be filed on form 12b-25 but need not restate information that has been correctly furnished. The form shall be clearly identified as an amended notification.
5. Electronic filers. This form shall not be used by electronic filers unable to timely file a report solely due to electronic difficulties. Filers unable to submit a report within the time period prescribed due to difficulties in electronic filing should comply with either Rule 201 or Rule 202of Regulation S-T (§232.201 or §232.202 of this chapter) or apply for an adjustment in filing date pursuant to Rule 13(b) of Regulation S-T (§232.13(b) of this Chapter).